Mail Stop 4-6
								January 26, 2005

Via facsimile:  206-832-4001

Aaron C. von Staats, Esq.
Senior Vice President, General Counsel & Clerk
Parametric Technology Corporation
140 Kendrick Street
Needham, Massachusetts  02494-2714

	Re:    	Parametric Technology Corporation
		Preliminary Proxy Statement
		Filed on January 10, 2004
		File No. 0-18059

Dear Mr. von Staats:

   We have limited review of your above-referenced filing to matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: Amendments to 2000 Equity Incentive Plan and Exchange and Cancellation of Outstanding Stock Options
1. Revise to disclose whether you have any specific plans, proposals or arrangements to issue stock awards under the 2000 Equity Incentive
Plan. If you have no current plans, please provide a representation in the proxy statement to that effect.
2. It appears that the exchange program permitting employees to cancel stock options in exchange for either cash or restricted stock is subject to the tender offer rule, Rule 13e-4 under the Securities
Exchange Act of 1934. Tell us whether you have complied with our guidance regarding exemptions from Rule 13e-4(f)(8).
Specifically,
Have you disclosed any risks that option holders should consider in deciding whether to accept the offer? See the Exemptive Order Securities and Exchange Act of 1934 issued May 25, 2001.

Proposal 3:  Reverse Stock Split
3. We note that you intend to address fractional shares either by cashing out fractional shares or by having a transfer agent or broker aggregate all fractional shares and sell them on the open market on behalf of the holders. Tell us whether you plan on registering this offer and sale. Alternatively, tell us whether you will rely on an exemption from registration or on a no action letter. Does the transaction satisfy the requirements of Rule 152(a), for example? If you will rely on an exemption from registration or on a no action letter, explain the basis for your belief that the exemption you will claim is available or the basis for your reliance on a no action letter.

	Except for matters identified above, we have not and do not intend to conduct any review of the proxy statement. In view of our limited review, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
   Please address any questions regarding the comments to Maryse Mills-Apenteng at (202) 942-1861 or to the undersigned at (202) 942-
1818.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal